Dallas Denver Fort Lauderdale Jacksonville Las Vegas Los Angeles Madison Miami New York Orlando Tallahassee Tampa Tysons Corner Washington, DC West Palm Beach

335 Madison Avenue Suite 2600 New York, NY 10017 www.akerman.com 212 880 3800 tel 212 880 8965 fax Kenneth G. Alberstadt 212 880 3817 direct tel 212 880 8965 direct fax kenneth.alberstadt@akerman.com

August 24, 2010

Ms. Jennifer Gowetski
Mr. Adam F. Turk
Mail Stop 4561
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
inVentiv Health, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 24, 2010
Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 001-30318

Dear Ms. Gowestski and Mr. Turk:

On behalf of inVentiv Health, Inc. (the "Company"), we are providing the following responses to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the "Commission") dated August 10, 2010 relating to the Company's Form 10-K for the year ended December 31, 2009 filed February 24, 2010 (the "2009 10-K") and the Company's Proxy Statement on Schedule 14A filed April 23, 2010 (the "2010 Proxy Statement").  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  The responses and information described herein are based upon information provided to us by the Company.

Please note that on the Company filed a Form 15 on August 16, 2010 terminating all reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended.  As a result, the Company will not be filing further periodic reports or proxy statements until such time as the Company again becomes subject to the reporting requirements of such Sections and, accordingly, references to the inclusion of responsive disclosure in future filings with the Commission have been omitted from the Company's responses set forth herein.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

1.
We note that Exhibit 10.19 does not appear to include the exhibits and schedules listed in the table of contents for such agreement.  Item 601(b)(10) does not permit the omission of information that is attached to a material contract.  Please file the complete agreement in a Form 8-K or as an exhibit to your next periodic report.  Alternatively, please explain why the information was omitted or why the agreement is no longer material to investors.  In addition, please revise your exhibit list in future filings to clarify the exhibit numbering and the date of the original filings, including the Form 8-K filed October 11, 2005.

The Credit Agreement dated as of October 5, 2005 among the Company, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, and the other parties thereto, which was incorporated by reference as Exhibit 10.19 to the 2009 10-K, was superseded by an Amended and Restated Credit Agreement dated as of October 5, 2005, amended and restated July 6, 2007, among the Company, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, and the other parties thereto (the "Amended and Restated Credit Agreement"), which was incorporated by reference as Exhibit 10.22 to the 2009 10-K.  The Amended and Restated Credit Agreement was terminated on or about August 4, 2010 in connection with the Company's repayment of all of the indebtedness outstanding pursuant to that agreement.  Accordingly, the Company does not believe either Exhibit 10.19 or Exhibit 10.22 is material to investors at this juncture.

Proxy Statement on Schedule 14A filed April 23, 2010

Elements of Executive Compensation, page 11

2.
We note your disclosure in footnote 1 on page 11 that adjusted EPS includes stock compensation, but excludes hedge interest income/expense and other one time items.  Please tell us more specifically how EPS was adjusted, including a description of any one time items excluded, and confirm that you will include similar disclosure in future filings.

The table appearing at the bottom of page 11 of the proxy statement erroneously identified the metric used to determine the non-discretionary portion of 2009 annual bonuses paid to the Company's executive officers as "Adjusted EPS".  Although non-GAAP adjustments were made in connection with the calculation of bonuses for certain years prior to 2009, a GAAP EPS metric was used to determine the non-discretionary portion of 2009 annual bonuses, and there were no adjustments made for hedge interest income/expense, one time items or any other items.  The $1.60 target appearing in the table is accurate based on the GAAP EPS metric.

3.
We note your disclosure on page 13 regarding Equity-Base Incentive Awards.  Please revise this section to provide more detail about your equity incentive compensation.  For each named executive officer, please tell us the specific company performance targets and elements of individual performance considered as well as disclose the achievement of any qualitative or quantitative performance measures that lead to the specific amounts awarded.  Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K.  Please confirm that you will include similar disclosure in future filings.

The applicable disclosure appearing on page 13 of the 2010 Proxy Statement is revised as follows:

The goal of the Company’s equity-based incentive awards is to align the long- term interests of executive officers with shareholders and to provide each executive officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business.

Executive officers are eligible to participate in the Company's annual grant program.  Awards are generally determined at a regularly scheduled meeting of the Compensation Committee in January of each year in accordance with the Company's policies relating to the dating and determination of option grants.  In keeping with industry norms, newly hired employees who begin employment with the Company or who are promoted during the year, may receive a one-time option award. Such options are granted and priced as of the fifteenth day of the month following the month in which the hiring or promotion occurs and those dates are not timed with respect to any Company or market event. Vesting is scheduled to recognize service from the date of hiring or promotion.

The size of the equity incentive pool for the annual grant program is based on a recommendation from the Chief Executive Officer, subject to review and adjustment by the Compensation Committee.  The overall size of the annual equity incentive pool for 2009 was approved after considering the potential accounting cost of the equity incentive pool from three perspectives:

•
The total number of remaining shares available under the Company's 2006 Long-Term Incentive Plan was valued based on an assumed trading price of $12 per share.  This number equated to a $17 million maximum accounting cost if all available shares were awarded pursuant to the 2009 annual grant program.

•
Because the Company's then current trading price was not deemed to be reflective of the Company's inherent value as a consequence of the severe market disruptions being experienced in late 2008, the accounting cost of plan usage was considered based on management's estimate of the fair market value of the Company's common stock.  The plan usage as a percentage of the Company's total shares outstanding was deemed to be 0.75%-1.0% per year, consistent with the Company's then historical practice, yielding a $6-8 million aggregate grant date fair value.

•
The proposed pool size was considered from an accounting cost perspective using as a desired endpoint the maintenance of the accounting cost of the equity incentive program at no greater than 10% of EBIT.  The 2008 accounting value of incentive awards previously granted was subtracted from 10% of estimated 2008 EBIT and the remainder was multiplied by 4 (in recognition of the predominant 4-year vesting schedule under the Company's equity incentive program) to yield a potential pool size of $6.4 million under this methodology.

The Compensation Committee also considered the commitments made to and expectations developed with executives under employment agreements and other contractual arrangements with the Company.  Based on all of the foregoing factors, the Compensation Committee approved a total pool size, expressed in terms of grant date fair value, of $9 million for the 2009 annual grant program.

The methodology for assessing the annual equity incentive pool size was modified in connection with the 2010 annual grant program.  The pool size was again considered from three different perspectives, but certain of the methodologies were modified.  In particular:

•
The total number of shares estimated to be available under the Company's 2006 Long-Term Incentive Plan, as amended in 2009, for the annual grant programs for 2010, 2011 and 2012 was allocated ratably to determine a maximum aggregate grant date fair value for the 2010 annual grant program.

•
The burn rate was calculated in accordance with RiskMetrics Group guidelines and considered in relation to the average burn rate for an interim peer group (which was prepared internally prior to the determination, in conjunction with the Company's compensation consultant, of the final peer group for 2010) consisting of Covance, Inc.; Pharmaceutical Development Group, Inc.; Johnson & Johnson; Interpublic Group of Companies, Inc.; Omnicom Group Inc.; Pharmaceutical Product Development, Inc.; Charles River Labs International Inc.; ICON plc; ReSearch Pharmaceutical Services; and AMN Healthcare Services, Inc.; and

•
The proposed pool size was considered from an accounting cost perspective based on a percentage of budgeted EBIT for 2010 in relation to the accounting cost incurred, on the same basis, for 2008 and 2009.

As described above, the Compensation Committee determines the value of the equity-based incentive awards to each executive officer based on a peer group range and an assessment of Company and individual performance and other relevant factors.  The assessment of Company and individual performance is not conducted using the application of specific performance metrics on a formulaic basis, and the Compensation Committee takes into account all relevant factors in a qualitative fashion in determining or approving specific incentive compensation award levels.

The Company performance criteria considered by the Compensation Committee in granting equity incentive awards to our executive officers as part of the 2009 annual grant program included achievement of budgeted EBIT, stock price performance and management of the Company's business units in the context of the severe economic downturn that began in 2007.  The individual performance criteria consisted of those factors described below under "Elements of Executive Compensation – Annual Bonus" in relation to the discretionary portion of the Company's annual cash bonus program. In addition, the Compensation Committee took into account:

•	Mr. Walter's employment agreement with the Company, which provided that Mr. Walter would be awarded as part of the 2009 annual grant program an equity grant having a value of at least $1,000,000; and
•	Mr. Herring's promotion to the position of President during 2008, in connection with which he had not received a promotional incentive equity grant.

Once the level of equity-based incentive compensation has been established, the Compensation Committee determines the appropriate mix of restricted stock and options to be included in the grant for the year in question.  In making this determination, the Compensation Committee takes into account the number of shares available for grant under the Company's equity-based incentive plans and the accounting cost of the grant.  Since the adoption of ASC Topic 718 (formerly FAS 123R), the Company has significantly increased the use of restricted shares in its equity-based incentive grants to executive officers and others, in addition to stock options, but the form of equity award chosen must also take into account the impact of the award on share availability under the Company’s equity incentive plans.  Under the 2006 Long-Term Incentive Plan, as amended in 2009, each share of restricted stock granted to a plan participant reduces availability under the plan by 1.61 shares, whereas each option granted to a plan participant reduces availability under the plan by 1 share.

Summary Compensation Table, page 18

4.
We note your disclosure in footnote 3 to your Summary Compensation Table.  Please confirm that the amounts shown represent the aggregate grant date fair value of the awards and revise your disclosure in future filings, as applicable.  Refer to Item 402(2)(v) and (vi) of Regulation S-K.

We hereby confirm that the amounts shown in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table represent the aggregate grant date fair value of the awards.

***

The Company acknowledges that (i) the Company is responsible for the accuracy and adequacy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt